Exhibit 99.10

VOX TO ACQUIRE WESTERN AUSTRALIAN GOLD ROYALTY PORTFOLIO

GEORGE TOWN, CAYMAN ISLANDS – February 22, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”) is pleased to announce that it has entered into a binding agreement with Gibb River Diamonds Ltd. (“Gibb River”) pursuant to which Vox will acquire a Western Australian gold royalty portfolio for total cash consideration of A$325,000 (the “Transaction”).

The royalty portfolio comprises a 1% Net Smelter Return (“NSR”) royalty over the Bulgera Gold project operated by Norwest Mineral Ltd. (ASX: NWM) (“Norwest”), a 1% NSR over the Comet Gold Project operated by Accelerate Resources Ltd. (ASX: AX8) (“Accelerate”) and a 1% NSR over the Mount Monger Gold Project operated by Accelerate and subject to a binding option agreement with Mt Monger Minerals Pty Ltd. (the “Royalty Portfolio”).

Transaction Highlights

●	Strengthens Vox’s first-mover position as the second largest publicly traded holder of royalty interests in Australia by royalty count behind Franco Nevada Corporation (TSX: FNV)(NYSE: FNV), with an expanded total of 31 Australian royalties.

●	Exposure to three advanced exploration gold royalties in Western Australia, each located within trucking distance of third-party mills.

●	Uncapped exposure to the Bulgera Gold deposit which hosts a JORC-compliant resource estimate of 2.92Mt @ 1.0g/t for 93,880 ounces (per Norwest announcement on 8 April 2020)

●	Significant organic news flow from the 5,000m reverse circulation (“RC”) drilling program at Bulgera that Norwest commenced in the December-2020 quarter and Accelerate’s 1,914m RC drilling program at the Comet Gold project announced in their December-2020 quarterly.

Spencer Cole, Executive Vice President of North America stated: “Not all advanced exploration royalties are created equal. Three gold projects, each the flagship project of their respective operator, are actively being drilled out, and each with economic-width historical gold drilling intersections and located within trucking distance of a mill that has historically treated third party ore. We are very excited to acquire this portfolio and to share the upcoming operating partner news flow with Vox investors.”

Asset Overview – Bulgera(1)

The Bulgera Gold Project comprises two granted exploration licences, E52/3316 and E52/3276, covering 36.8km² over the northeast end of the Plutonic Well Greenstone Belt, 200km northeast of Meekatharra. The project is located 20km northeast of the Marymia mining centre and 48km via existing haul road from the operating Plutonic gold mine which has produced over 5.5 million ounces of gold since 1990. The Plutonic mine is owned by Superior Gold Inc. (TSXV: SGI).

The project contains four shallow open pits that have undergone two phases of mining between 1996 and 1998 and again between 2003 and 2004. Mining of the four pits (being Bulgera, Mercuri, Venus and Price) produced a reported 440,799 tonnes of ore @ 1.65 g/t Au for 23,398 ounces. The ore was treated at the Marymia mining centre during the first phase and the Plutonic processing facility during the second phase.

The Bulgera greenstone package has been interpreted as a faulted extension of the Marymia mine sequence across a system of curved thrusts where Marymia and Bulgera are offset. This is supported by the similarity in lithologies between the deposits and the magnetics which show the drag of the Bulgera trends into the interpreted fault structures.

Vango Mining Ltd (ASX: VAN) is aggressively exploring the Marymia tenements along the mafic ultramafic mine sequence where they have made a number of high-grade gold discoveries including the Trident deposit being 1.59Mt @ 8g/t gold for 410,000 ounces. The Bulgera Gold Project location is endowed with infrastructure including the large Plutonic Gold Mine operating nearby, two gas-fired power stations, overhead transmission power lines, bore fields, airstrip and camp facilities.

Figure 1: Bulgera Project Location (Norwest April 2020 resource upgrade announcement)

Bulgera Resource Estimate as at April 8, 2020(2)

Table 1: Bulgera Mineral Resource at a cut-off grade of 0.6g/t gold (4)

For more information on Bulgera, please visit the Norwest website at https://norwestminerals.com.au/marymia-east/.

Asset Overview – Comet Gold(3)

The Comet Gold Project comprises one exploration licence, E20/908 covering 37.2km2, located approximately 115 km south-southwest of Meekatharra and 20 km southeast of Cue. The project covers part of the Meekatharra to Mount Magnet Greenstone belt, located at the southern end of the Tuckabianna Shear Zone.

During Q4 2020, Accelerate reported assay results from two phases of RC drilling (1,914m over 27 holes) at the Comet Gold project. According to Accelerate “drilling significantly upgraded the potential of Comet East to host economically mineable gold mineralization” and “drilling confirmed high-grade, shallow gold mineralisation at Comet East, with potential to define shallow gold resources amenable to open pit mining”.

The Comet East prospect is situated approximately one kilometre east of the Comet Mine Trend; the host structure of the Comet-Eclipse Gold Mine. The Comet Mine is operated by Westgold Resources (ASX: WGX).

Figure 2: Comet Gold Project Location (Accelerate Q4 2020 quarterly)

Accelerate intends to undertake a review of the Q4 2020 drilling results with a view to developing the next phase of potential evaluation work at the Comet Gold Project.

For more information on Comet Gold, please visit the Accelerate website at http://www.ax8.com.au/site/projects/wa- gold/comet-gold.

Transaction Closing

Closing of the Transaction is expected to occur in the Q1 2021. Closing of the Transaction will occur following satisfaction of customary conditions. Vox will use current cash on hand to fund the payment of the Transaction.

Restricted Share Units (“RSU”) Grant

The Company has granted an aggregate of 116,108 RSUs to independent board members. The vesting of the RSU’s occurs in three stages, with 25,802 RSUs vesting immediately, 45,153 RSUs vesting on the first anniversary and 45,153 vesting on the second anniversary dates. Each RSU entitles the holder to receive one common share of the Company.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Vox Royalty Corp., Executive Vice President, North America	Vox Royalty Corp., Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the Gibb River royalty portfolio (including expectations for the underlying royalties and projects and estimates of project success) and the ability of Vox to continue to complete the acquisition. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	“Bulgera Gold Resources Increase 43%, Aircore Drilling Underway” ASX announcement, Norwest Minerals, 8 April 2020 (https://clients3.weblink.com.au/pdf/NWM/02223383.pdf). Mineral resource estimation is dated 8 April 2020 based on work completed by Mr Stephen Hyland, Principal Consultant Geologist with Hyland Geological and Mining Consultants (HGMC), a Competent Person and Fellow of the AusIMM and a Qualified Person under the rules and requirements of the Canadian Reporting Instrument NI 43-101.

(2)	“Bulgera Gold Resources Increase 43%, Aircore Drilling Underway” ASX announcement, Norwest Minerals, 8 April 2020 (https://clients3.weblink.com.au/pdf/NWM/02223383.pdf). Mineral resource estimation is dated 8 April 2020 based on work completed by Mr Stephen Hyland, Principal Consultant Geologist with Hyland Geological and Mining Consultants (HGMC), a Competent Person and Fellow of the AusIMM and a Qualified Person under the rules and requirements of the Canadian Reporting Instrument NI 43-101.

(3)	Accelerate Resources – December 2020 Quarterly Report (http://www.ax8.com.au/site/PDF/f1eeb98c-e065-4a55-a93a- 3452fc36d6df/QuarterlyActivitiesReport)